JPMORGAN TRUST I

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

November 19, 2010

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:

JPMorgan Trust I (“Trust”);

File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 120

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on October 25, 2010 with respect to the JPMorgan Mid Cap Core Fund (the “Fund”). Our responses to your comments are set forth below. Except as otherwise indicated in our response, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the 1933 Act, which will be automatically effective on November 29, 2010 pursuant to the Rule.

PROSPECTUS COMMENTS

Front Cover

1.

Comment: The name of the Trust is JPMorgan Trust I – not J.P. Morgan U.S. Equity Funds. Therefore, please delete the reference to this other name that appears on the front cover in the prospectus. In addition, please delete the identification of the share classes included in each prospectus that appears above the date on the front cover of each prospectus.

Response: We respectfully disagree. We believe that the inclusion of the reference to the types of funds included in each prospectus and the share classes is permitted under Item 1 of Form N-1A. The instruction to Item 1 permits the Fund to include “additional information” on the front cover as long as it is “not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”  (See general instruction C.3(b)). We believe that the reference to the type of funds included in the prospectuses (i.e.., J.P. Morgan U.S. Equity Funds) and the share classes included on the prospectuses cover conforms to this standard. The J.P. Morgan Funds have multiple types of funds, share classes and prospectuses. The reference to type of funds on the front cover allows financial intermediaries and shareholders who want information concerning the Funds to pull the right prospectus from the many prospectuses for the J.P. Morgan Funds. A generic reference to JPMorgan Trust I would not accomplish this objective. Similarly, the prominent share class reference on the cover allows financial intermediaries and shareholders to quickly verify that they have the prospectus that they need.

Fees and Expenses of the Fund

2.

Comment: Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response: Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of Class A Shares are subject to a CDSC. We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund. The “(under $1 million)” language in the fee table alerts shareholders to an important exception to the general fact that Class A Shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we are retaining the “under $1 million” in the disclosure.

3.

Comment: The footnote under the “Annual Fund Operating Expenses” table provides as follows:

“This contract cannot be terminated prior to xx/xx/xx at which time the Service Providers will determine whether or not to renew or revise it.”

The investment advisory agreement has a termination clause. Please replace “at which time the Service Providers will determine whether or not to renew or revise it” with disclosure that describes the circumstances under which the expense limitation agreement can be terminated.

Response: We respectfully disagree. Although the investment advisory agreement provides that it may be terminated upon 60 days’ written notice, the expense caps are governed by a separate contract that says that the service providers agree to waive their fees or reimburse Fund expenses in order to keep the expense caps in place through a given date and does not provide a means for its termination by the Service Providers before that expiration date.

Main Investment Strategies

4.

Comment:  Please add an explanation that in calculating the Fund’s 80% policy, “assets” means “net assets plus borrowings.”

Response: The requested explanation will be added.

5.

Comment:   Please review the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institute in a letter dated July 30, 2010 (“Derivatives Letter”) and revise the derivatives disclosure to the extent necessary.

Response: We have reviewed the Fund’s anticipated use of derivatives as directed by the Derivatives Letter.  As a result, the descriptions of the derivative use by the Fund in both the Fund Summary and “More about the Fund” section of the prospectus will be revised and incorporated into the filing made pursuant to Rule 485(b) for the Fund.

6.

Comment:  Please explain why the market capitalization ranges included for the Fund’s benchmark are appropriate.

Response: The market capitalization ranges included in the initial post-effective amendment had not been updated. We will insert September 30, 2010 numbers into the prospectus in the filing made pursuant to Rule 485(b).

7.

Comment: Please explain how the Fund’s 20% investment in corporate debt securities will help the Fund achieve its investment objective.

Response: Since the time of the filing of the Fund’s initial post-effective amendment, we have reconsidered using corporate debt securities as a main strategy, and therefore the disclosure has been removed from the Fund Summary.

Main Investment Risks

8.

Comment: Under “Real Estate Securities Risk”, please include disclosure about fees and expenses of REITs in the risk disclosure.

Response: The following sentence will be added at the end of “Real Estate Securities Risk:”

The Fund will indirectly bear its proportionate share of expenses, including management fees, paid by each REIT in which it invests in addition to the expenses of the Fund.

More About the Fund

9.

Comment: Please disclose whether shareholders will be notified in advance (and the time period for such notice) if the Fund changes its non-fundamental investment objectives or policies.

Response: The Fund would provide the 60 day prior notice of any change in its 80% policy as required by Rule 35d-1. In addition, as we have confirmed to the Staff in past correspondence, we expect to provide shareholders with reasonable advance notice of material changes to the Fund’s non-fundamental investment objective or material investment policies. However, we note that the Form does not require the Fund to specify a notice period for changes to the Fund’s non-fundamental investment objective or other material policies and therefore, we respectfully disagree with the proposed revision.

10.

Comment: Please clarify which investment risks are principal risks from those that are not.

Response: All the risks identified in this section are principal risks, and the disclosure has been modified to make that clearer.

11.

Comment: Please review the “Derivatives Risk” section in light of the Derivatives Letter and include more specific risk disclosure based on the Fund’s anticipated use of derivatives.

Response: We have reviewed the risk disclosure in light of the Derivatives Letter and the Fund’s anticipated use of derivatives and believe that the included risk disclosure is appropriate and does not need to be modified to be more specific.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

12.

Comment: The disclosure under “Investment Policies” provides as follows:

“The percentage limitations contained in the policies below apply at the time of purchase of the securities. If a percentage or rating restriction on investment or use of assets set forth in a fundamental investment policy or a non-fundamental investment policy or in a Prospectus is adhered to at the time of investment, later changes in percentage resulting from any cause other than actions by a Fund will not be considered a violation.”

Please indicate that this exception does not apply to the fundamental restrictions on borrowings.

Response: The disclosure will be revised to read as follows:

Except for the restriction on borrowings set forth in fundamental investment policy (3) below, the ~~The~~ percentage limitations contained in the policies below apply at the time of purchase of the securities. If a percentage or rating restriction on investment or use of assets set forth in a fundamental investment policy or a non-fundamental investment policy or in a Prospectus is adhered to at the time of investment, later changes in percentage resulting from any cause other than actions by a Fund will not be considered a violation. If the value of a Fund’s holdings of illiquid securities at any time exceeds the percentage limitation applicable at the time of acquisition due to subsequent fluctuations in value or other reasons, the Board of Trustees will consider what actions, if any, are appropriate to maintain adequate liquidity. With respect to fundamental investment policy (3), the 1940 Act generally limits a Fund’s ability to borrow money on a non-temporary basis if such borrowings constitute “senior securities.” As noted in “Investment Strategies and Policies — Miscellaneous Investment Strategies and Risks — Borrowings” in SAI Part II, in addition to temporary borrowing, a Fund may borrow from any bank, provided that immediately after any such borrowing there is an asset coverage of at least 300% for all borrowings by a Fund and provided further, that in the event that such asset coverage shall at any time fall below 300%, a Fund shall, within three days (not including Sundays and holidays) thereafter or such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to such an extent that the asset coverage of such borrowing shall be at least 300%.

13.

Comment: The disclosure under “Investment Policies” provides as follows:

For purposes of fundamental investment policies regarding industry concentration, the Adviser may classify issuers by industry in accordance with classifications set forth in the Directory of Companies Filing Annual Reports with the U.S. Securities and Exchange Commission (“SEC”) or other sources. In the absence of such classification or if the Adviser determines in good faith based on its own information that the economic characteristics affecting a particular issuer make it more appropriate to be considered engaged in a different industry, the Adviser may classify an issuer accordingly.

Please specify the source that the Fund will utilize to classify issues for purposes of the concentration policy. What is the basis of your belief that a classification made for concentration purposes can be changed without shareholder approval?

Response: In 1983, the SEC staff published guidelines in connection with the SEC’s initial adoption of Form N-1A. See Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 6479 (Aug. 12, 1983) (“Form N-1A Adopting Release”). Guide 19, which we understand still reflects the staff’s views on industry concentration, describes how the staff determines industry classifications for that purpose, as follows:

In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the "Directory") published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

(emphasis added)

Guide 19 thus provides flexibility for registrants to use other sources, so long as the classifications are reasonable and the companies within a single industry have primary economic characteristics that are not materially different. Neither Guide 19 nor Form N-1A requires that a registrant disclose the names of all possible sources that are used (or in the future might be used) to determine the appropriate industry classification for issuers. Accordingly, we believe that the Fund’s existing disclosure complies with applicable requirements.

With respect to your comment regarding the basis for our belief that a classification made for concentration purposes can be changed without shareholder approval, it is the concentration policy itself that is the fundamental policy, and we cannot change whether a Fund does concentrate in an industry or which industry it concentrates in without getting shareholder approval. However, we do not believe that changing a classification also requires a shareholder vote, particularly because any change in classification would be done only to ensure that securities with the same economic characteristics remain in the same industry.

14.

Comment: The disclosure under “Investment Policies” provides as follows:

For instance, personal credit finance companies and business credit finance companies are deemed to be separate industries and wholly-owned finance companies may be considered to be in the industry of their parents if their activities are primarily related to financing the activities of their parents.

Please be more specific about when “wholly-owned finance companies may be considered to be in the industry of their parents.” What is meant by “primarily related to financing the activities of their parents?”

Response: The disclosure in question is illustrative, and was intended to highlight for the reader the possibility that a wholly-owned subsidiary may not be defined as a credit finance company for purposes of industry concentration, even if it is extensively engaged in financing activities, when those financing activities support its parent’s activities in another industry. Given that the disclosure was for illustrative purposes only, it will be deleted from the registration statement.

15.

Comment: The Fund has the following fundamental investment policy:

The Fund may not purchase any security which would cause the Fund to concentrate its investments in the securities of issuers primarily engaged in any particular industry except as permitted by the SEC. This restriction does not apply to investments in securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or repurchase agreements secured thereby, and futures and options transactions issued or guaranteed by the U.S. government or any of its agencies or instrumentalities.

Please add “group of industries” to the policy in the first sentence.

Response: The disclosure will be revised to add “group of industries” to the first sentence of the concentration policy.  In addition, the paragraph introducing the fundamental investment policies will be clarified to provide as follows: “For purposes of fundamental investment policies regarding industry concentration, “to concentrate” generally means to invest more than 25% of a Fund’s assets, taken at market value at the time of investment.” In addition, the following sentence will be added to the introductory paragraph: “For purposes of fundamental investment policies regarding industry concentration, “group of industries” means a group of related industries, as determined in good faith by the Adviser, based on published classifications or other sources.”

16.

Comment: Some of the fundamental investment policies say that certain activities are permitted to the “extent permitted by applicable law” or reference the applicable laws applicable with respect to a particular policy. For these restrictions, please provide a narrative explanation of what the policy means. Specifically, this comment is provided in relation to the fundamental investment policies concerning borrowing and issuing senior securities.

Response: As per the instructions of Item 16(c) of Form N-1A, the Funds’ Statements of Additional Information describe certain of the Funds’ fundamental investment policies. In accordance with the requirements of the Form, the Funds state the maximum percentage of assets to be devoted to the applicable practices. The freedom reserved for certain fundamental policies is linked to the maximum permissible under applicable law. Such maximums, especially in lieu of the current regulatory environment, are subject to change at any time. We believe that the current disclosure fulfills the requirements set forth in the Form, and we do not always believe that adding to such disclosure would be helpful to investors. To the extent that we believe that additional detail would be helpful to investors, we have added such disclosure. For example, we plan to add additional narrative disclosure with respect to issuing senior securities that we believe would be helpful to investors. In addition, to the extent that a Fund engages in any practice set forth in the fundamental investment policies such as borrowing or making loans, the SAI provides a description of such strategy/practice and the corresponding legal requirements, if it enhances shareholder understanding, in the “INVESTMENT STRATEGIES AND POLICIES” section of the Part II of the SAI. The Funds note that the General Instructions to Form N-1A do not require that information in the SAI be included in any particular order.

17.

Comment: In the non-fundamental investment policy concerning a Fund’s investment in illiquid securities for certain of the Funds, the disclosure says that the Fund will not invest in “repurchase agreements with more than seven days to maturity or fixed time deposits with a duration of over seven calendar days” if more than 15% of the Fund’s market value would be in illiquid investments. Please remove the word “calendar” from the disclosure for clarification.

Response: The requested change will be made.

In connection with your review of the Fund’s Post-Effective Amendment No. 120 filed by the Trust on September 15, 2010, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-7598.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary